UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 28, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Caresource Holdings, Inc.

File No. 001-33094 - CF#26035

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American Caresource Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 12, 2010, and amended on July 8, 2011.

Based on representations by American Caresource Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.19	through December 31, 2012
Exhibit 10.21	through May 21, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel